UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 5, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a news release dated 5 October 2017 entitled ‘VODAFONE ANNOUNCES NEW BRAND POSITIONING STRATEGY’

05 October 2017

RNS: 7483S

VODAFONE ANNOUNCES NEW BRAND POSITIONING STRATEGY

Vodafone today announced a significant evolution of its brand positioning strategy, strapline and visual identity worldwide — the first changes to one of the world’s best-known brands since the introduction of the ‘Power to you’ strapline in 2009.

The strategy — to be implemented across all 36 countries* in which the Vodafone brand is present — is designed to underline Vodafone’s belief that new technologies and digital services will play a positive role in transforming society and enhancing individual quality of life over the years ahead.

Vodafone’s brand positioning strategy focuses on the theme of optimism about the future, using the new strapline, “The future is exciting. Ready?”. The first part of the strapline will be presented in local languages with the second part — “Ready?” — presented in English. For example: “il futuro è straordinario. Ready?” in Italian; and “El futuro es apasionante. Ready?” in Spanish.

The new visual identity will place much greater emphasis on Vodafone’s iconic ‘speech mark’ in the biggest change to one of the most recognisable symbols of Vodafone since the ‘speech mark’ logo was created in 1998. The ‘speech mark’ will now appear as the central graphical focus overlaid on all marketing and marketing communications activity. The logo will also appear in a new 2D design in place of a skeuomorphic 3D approach.

The brand positioning strategy and related advertising campaigns were developed after a period of extensive research and concept testing, including quantitative and qualitative inputs from nearly 30,000 people in 17 countries.

On 6 October 2017, Vodafone will commence the largest advertising campaign in its 33-year history. The lead TV commercial (https://www.youtube.com/watch?v=1TqaxX5K8yg&feature=youtu.be) — a 60-second film focused on how human interaction remains constant while technologies evolve over time — was produced by Ridley Scott Associates.

Grounds for optimism about the future

Vodafone commissioned opinion research among almost 13,000 people in 14 countries** to assess the extent to which the public are optimistic — or pessimistic — about their future prospects. The research conducted by YouGov found that:

•                people of all ages believe that technology innovation will have the most positive influence on the future over the next 20 years;

•                18-24 year olds are the most optimistic about the future: 62% of younger people surveyed believe that living standards will be better in 20 years’ time compared with today; and

•                respondents overall in all age groups, believe that their own living standards, and those of children, will have improved 20 years from now.

Vodafone also commissioned the Futerra consultancy (https://www.wearefuterra.com/) to identify 10 of the top emerging trends that could transform home and working life. Technological developments identified by leading futurologists from five countries included:

•                3D printed components for housing construction, with 4D printed components that evolve over time as families’ accommodation requirements change;

•                a five-fold increase in global power generation capacity as clean energy such as solar panels are extended from rooftops to windows, walls and even some highways;

•                personalised medical interventions such as 3D bio-printing of organs and limbs;

•                new public transportation systems connecting cities with trains running at up to 600mph (966kph);

•                large-scale water capture projects, including precipitation harvesting, groundwater replenishment and improved desalination, transforming the lives of 1.2 billion people in water-constrained areas; and

•                a tripling of connected sensor usage in farming leading to increased food yields coupled with the development of new protein sources that increasingly displace meat.

Further details of the Futerra research can be found here:  https://www.vodafone.com/content/dam/vodafone-images/media/Downloads/Futerra_Briefing_Paper_For_Online_03_10_17.pdf

Vodafone Group Chief Commercial Operations and Strategy Officer, Serpil Timuray said:

“We believe there are very good reasons to be optimistic about the future as emerging innovations in science and technology begin to have a profoundly positive impact on society. Vodafone has a long and proud history of bringing new technologies to hundreds of millions of people worldwide, enhancing quality of life and transforming the workplace. Our new brand positioning is intended to embody Vodafone’s mission and purpose to help our customers and communities adapt and prosper as these remarkable new trends reshape the world.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Notes to Editors

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

* Vodafone operates in the following countries: Albania; Australia; Czech Republic; Democratic Republic of Congo; Egypt; Germany; Ghana; Greece; Hungary; India; Ireland; Italy; Lesotho; Malta; Mozambique; Netherlands; New Zealand; Portugal; Qatar; Romania; South Africa; Spain; Tanzania; Turkey; and UK.

The following Partner Market companies also operate under the Vodafone brand: Brazil; Cameroon; Channel Islands; Cyprus; Fiji; French Polynesia; Iceland; Papua New Guinea; Uganda; Ukraine; and Zambia (http://www.vodafone.com/content/index/what/partner-markets.html).

**The YouGov research was conducted online between 18-25 September 2017. A total of 12,766 people aged 18-55+ participated across Australia, the Czech Republic, Germany, Greece, Hungary, India, Ireland, Italy, New Zealand, Portugal, South Africa, Spain, Turkey, and the UK.

The Vodafone brand

•                One of the most recognised and valuable telecoms brands in the world with an attributed value of US$22 billion (Brand Finance, 2017 - http://brandfinance.com/images/upload/global_500_2017_locked_website.pdf )

•                The original Vodafone logo was created in 1985.

•                The ‘Pegasus’ figure was added to the logo in 1993.

•                The Vodafone ‘speech mark’ visual identity was created in 1998.

•                The logo incorporated a SIM card from 2001.

•                The ‘speech mark’ visual identity was first rendered in a 3D skeuomorphic design in 2005.

•                ‘Power to you’ became Vodafone’s strapline in 2009.

•                Vodafone worked with WPP agencies MEC, Santo, Brand Union and Kantar to develop its new brand positioning strategy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 5, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary